RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                              Los Angeles, CA 90024
                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154

                                 January 7, 2005

Via Electronic Transmission and Federal Express
---------------------------------

United States Securities and Exchange Commission
Office of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C., 20549
Attention:        Mr. Max A. Webb, Assistant Director, and
                  Mr. Daniel Morris, Attorney-Advisor

         Re:      Logistical Support, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-120520, filed November 15, 2004

Dear Mr. Webb:

      On behalf of Logistical Support, Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto.

      Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated December 13, 2004. Set forth below is the Company's response to the Staff's comments. We have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Clean and marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with a copy of this letter for the convenience of the Staff.

Table of Contents

1. Please note that the table of contents must immediately follow the cover page. Your "Special Note Regarding Forward-Looking Statements" should appear later in the prospectus. Please revise the prospectus as appropriate. Refer to Item 502 of Regulation S-B.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 2


In response to Staff's comments, the table of contents has been moved to immediately follow the cover page. The "Special Note Regarding Forward-Looking Statements" has been moved to proceed the Risk Factors.

The Company, page 1

2. Please revise to include a brief description of what you do to earn funds. Include your earnings/losses and revenues for the most recent audited period and interim stub. That financial snapshot will provide a context to help understand the other information you provide. Also, disclose here that you will need to raise additional capital to fund your operations and quantify the amount you need, if practicable.

In response to Staff's comments, we have made the corresponding changes to the Registration Statement to include the summary data and descriptions.

3. We suggest a Recent Events section in the summary detailing the controversy involving Triumph Components.

In response to Staff's comments, we have made the corresponding changes to the Registration Statement to include a Recent Events section in the summary section that includes information concerning the dispute with Triumph Components. We have also updated the corresponding Risk Factor and Legal Proceedings section.

The Offering, page 1

4.    Disclose here the amount of the cash fee you paid Hunter.

In response to Staff's comments, we have made the corresponding change to the Registration Statement to include the cash fee paid to Hunter.

Risk Factors, page 1

5. In the next amendment replace the all block capital headings with bold headings to improve readability.

In response to Staff's comments we have made the corresponding changes to the Registration Statement. We note for staff that our "edgar" service provider advises us that the software they use does not "show" the bold feature in the filing documents. However, this change has been made to the text.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 3


We are dependent upon a single customer... all of your investment, page 2

6. Please revise this risk factor to more specifically identify and discuss the types of occurrences that would disqualify the company from bidding on government contracts.

In response to Staff comments we have made the corresponding changes to the Registration Statement. We also respectfully note for Staff that an entire, separate Risk Factor discusses certifications and qualifications for bidding and performing military contracts.

We have recently been unable to rely upon payment by the Unites States
government....deplete our available working capital, page 4

7. Please provide a clearer account of the reasons for the government's decision to deny you progress payments.

In response to Staff comments we have made the corresponding changes to the Registration Statement.

We supplementally inform Staff, that while the Company believes that the key reason for the denied or delayed progress payments is our history of late performance on certain contracts, we cannot verify this with the United States government. The government is not compelled to provide any specific guidance as to why progress payments are delayed or denied, unless they are specifically rejecting delivery of a product (which is not the case in our recent contract performance) or are dissatisfied with our progress under contract. As described in the Registration Statement, past performance is a critical factor in being awarded government contracts, based on our likelihood of completion on time and within specifications. Similarly, we suspect the government is hesitant to make periodic payments to us if the agency is concerned that our performance will be late; the government may wish to obtain further performance on the contracts prior to making payments to us. In a sense, the government wants to "see" our performance before payment is made, even though they have agreed under contract to review requests for periodic progress payments.

Although we cannot control the government's denial or complete lack of response to our requests for progress payments, we must nonetheless move forward with performance. As discussed in the corresponding Risk Factor, this can place a strain on our cash flow. Accordingly, we believe that the government's denial of our requests for periodic payments stems from past performance which was sometimes late, however we have no way to verify or confirm the government's reasons since they are not obligated to tell us. We have attempted to clarify this point in the Registration Statement.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 4


International expansion of our business may not be possible in light of changing regulations and international law, page 6

8. You state that you have "historically sold products in many countries outside the United States." However, on page 2 you disclose that 99% of your revenue is from products sold to the U.S. government. Please clarify.

In response to Staff comments we have made the corresponding changes to the Registration Statement. We supplementally advise Staff that the majority of our historical sales to foreign military organizations were made through an affiliate entity of our Company and that all such sales date back approximately five years. Foreign sales are not a material portion of our revenue and do not constitute a key element of our strategy.

Our officer and directors own or control approximately 53.19%...market price of your common shares, page 8

9. Please expand the discussion of this risk to include more detailed disclosure regarding the potential adverse effect of concentrated share ownership by management on certain transactions that may provide a premium, or other benefit, to minority shareholders.

In response to Staff comments we have made the corresponding changes to the Registration Statement. We also advise Staff that corrections have been made to the beneficial ownership table. However, these changes do not modify the percentage ownership of directors, officers and "named executive officers" as originally calculated.

A large number of common shares are issuable...depress the prevailing market price for our shares, page 8

10. We note that this risk factor combines the risk of dilution and the risk of depressed market prices due to increase sales on the market. Please consider revising the prospectus to discuss in separate risk factors each of the above risks.

In response to Staff comments we have made the corresponding changes to the Registration Statement

The Securities Purchase Agreement, page 10

11. With a view toward disclosure, please supplementally describe the nature of any relationships that may exist between the Company and the selling shareholders or their principals.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 5


In response to Staff comments, we supplementally inform Staff that to our knowledge, the Company and its officers and directors have no relationship with Hunter World Markets, the selling shareholders (other than Richardson & Patel
LLP) or their respective partners, managers and directors. The sole relationship with Hunter World Markets and the selling shareholders relates to the private placement completed on October 1, 2004. We have requested information from the selling shareholders (other than Richardson & Patel LLP) in the form of a Selling Shareholder Questionnaire. The completed questionnaires do not show any relationships with the Company outside of the investment.

Richardson & Patel LLP is our general corporate and securities counsel. Richardson & Patel LLP is counsel to the Company and does not advise or represent any of the Company's officers or directors individually.

General, page 10

12. We note that the Nov. 11, 2004 price of your stock was $1.80 per share. Please add an explanation of why your board approved the sale on Sept. 29th at Twenty cents a share.

In response to Staff comments we have made the corresponding changes to the Registration Statement

13. Also consider adding to the recent developments section a mention of the Nov. 11th sale and price per share.

In Response to Staff comments the transaction with the selling shareholders is now disclosed and under a newly inserted "recent developments" section under the "Summary" section at the front of the Registration Statement.

14. Because there appears to be a new investment decision, whether to take cash or stock, still to be made by the selling shareholders, there appears to be uncertainly about whether the private placement has closed. Please supplementally provide us with your legal analysis.

In response to Staff's comments, we submit that the private placement closed prior to the filing of the Registration Statement. Any issuance of cash or stock would only be made in the event that the Company did not meet any of the objective requirements of Section 2(b) of the Registration Rights Agreement. That provision relates to the timing of the filing or effectiveness of the Registration Statement, the trading price of the Company's shares and other factors beyond the control of the selling shareholders. Such payments would be made as "penalty" only if the conditions of the penalty clause were met, which conditions are beyond the control of the selling shareholders. Accordingly, there is no further investment decision on the part of the selling shareholders.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 6


The penalty clause was negotiated and determined prior to the filing of the Registration Statement and was effective at the time of the closing of the private placement. Moreover, the decision as to whether to make the penalty payment in cash or stock is the Company's decision, not the selling shareholders. Accordingly, there is no continuing investment decision on the part of the selling shareholders. Moreover, shares may only be issued to the selling shareholders at the discretion of the Company.

We submit that the issuance of the penalty consideration does not constitute an investment decision on the part of the selling shareholders. We submit that the filing of the Registration Statement does not defeat the private placement exemption relied upon in connection with the October financing. In sum, the Company submits that the private placement has closed, there is no continuing offering of securities to the selling shareholders, and there is not a viable argument that the delivery of any "penalty" shares, if issued, and the underlying private placement which closed in October are somehow "integrated" as a continuing or unified offering of securities. Accordingly, we do not think the reliance on Regulation D as an exemption from the requirements of registration under the 1933 Securities Act, as amended, is compromised or defeated.

Use of Proceeds, page 10

15. Please add a second paragraph describing the uses of the proceeds of the Sept. 29th private placement.

In response to Staff's comments, corresponding changes have been made to the Registration Statement.

Description of Our Business, page 11

16. Much of the following account offers a generalized description of the government contracting business. Supplement it with a description of your business at the resent time of the registration statement. What are the current products? How many contracts are you currently competing for? How many do you typically compete for in a year? How many do you win? Since you only compete in multi-source contracts, do you have to interface with the other successful candidates?

In response to Staff's comments, corresponding changes have been made to the Registration Statement.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 7


We supplementally note for Staff that the Company does not interface with any of its competitors in the bidding process. In the context of the Company's business, the Company does not confer with or interact with competitive bidders. Rather, the Company only interacts with the government agency involved and/or the Company's subcontractors required or selected on specific contracts.

While we have further expanded our discussion of our current business activities, we do not believe that an exhausting, long and detailed listing of parts produced would be useful to investors. Rather, we submit that describing our bid status, coupled with the description of our business focus -as existing and as modified in response to Staff comments - adequately sets forth an understanding of our current and planned business model and operations.

Contracts for repair and overhaul, page 14

17. You state that your average bid ranges from $150,000 to $2,000,000. We believe that this range is so wide that it is of limited usefulness to investors. In addition, please consider disclosing the specific dollar amount of your mean and median contract bids.

In response to Staff's comments, corresponding changes have been made to the Registration Statement.

Project Management, page 14

18. With a view toward disclosure, please supplementally tell us how you source the suppliers used for your contracts. In addition, please tell us whether either the U.S. government or the company requires special certification of, or otherwise applies special screening procedures to, suppliers of materials used to fulfill government contracts. Refer to 101(b)(5) of Regulation S-B.

We supplementally advise Staff that we have several criteria for selecting subcontractors. To begin with, government contracts can dictate the use of specific subcontractors, in such case we must contract with that entity to perform on the contract. We also seek to utilize contractors who are geographically situated within reasonable travel distance to our offices so that we can better manage work in process for our contracts, including making frequent site visits to monitor work in process. This is an important factor, since a material portion of our contract fulfillment is undertaken by sub-contractors and we must closely monitor their progress on our contract work. We also select contractors based on their experience in producing the types of parts or sub-parts which are the subject of our contracts, including their length of operation in the aerospace and defense industry. Their relative experience indicates to us their likely success in performing the contract on time and producing acceptable, conforming products for us. We also consider their financial position, again, to determine their likely success in completing our contracts with them.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 8


Our subcontractors, depending on the work subcontracted to them, and the parts or products to be made under our contract with the government, are in many instances required to be certified by the government. These certifications, like the ones we maintain, indicate that a particular subcontractor is qualified to perform the type of work at issue or to produce the part required. Accordingly, as needed, we must seek sub-contractors who carry required certifications on specific contracts or products, on a case-by-case basis.

In response to staff's comments, we have made corresponding changes to the Registration Statement.

Strategy, page 16

19. We note that the discussion of your mission and business strategy on your website differs from the discussion here. Please revise this section accordingly to include information found there or explain why that is not necessary.

In response to Staff's comments we supplementally advise Staff that the Company's web site (with respect to this issue) is becoming somewhat outdated and while the Company does intend to explore acquisitions for its growth, the Company has no particular mission, plan or agenda to seek acquisition targets at this time. The Registration Statement has been changed to reflect Staff's comments and correctly reflect the Company's business strategy as currently considered by the Board of Directors including the potential use of acquisitions for growth. The Company will undertake to revise and amend its web pages as needed, as well.

Employees, page 16

20. Please specify how the employees are divided between the two subsidiaries and whether there is any overlap.

All employees of the Company and the subsidiaries are paid their wages and salaries by Logistical Support, LLC ("LS") although the employees perform work and services for both subsidiaries, LS and Hill Aerospace & Defense, LLC ("Hill"). Neither subsidiary has any employee that performs work or services exclusively for that subsidiary. Rather, the employees are assigned work by both subsidiaries as needed to service contracts in process. LS and Hill have an agreement whereby LS is reimbursed and paid by Hill for the cost of work performed by employees on behalf of Hill including direct labor costs and factory overhead expenses.

In response to Staff's comments, clarifying changes have been made in the Registration Statement.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 9


Biographical Information, page 18

21. Please provide a five year biography for Ms. Aikman, giving job title, company and start and stop dates in month/year format.

In response to Staff's comments, corresponding changes have been made in the Registration Statement.

Involvement in Legal Proceedings, page 19

22. You reference a Chapter 11 bankruptcy and refer investors to a section entitled "Plan of Reorganization" for further information. We are unable to locate the referenced section or any other discussion of the bankruptcy. Please explain.

We submit that this reference was made in error. The Company has never been involved in a bankruptcy proceeding. In response to Staff's comments, corresponding changes have been made to the Registration Statement and the language has been corrected.

Critical Accounting Policies, page 22

23. We note that the Company records a provision for future parts and materials related to completed contracts as long term liabilities. We also note that the provision did not change from a balance of $76,670 at December 31, 2003 to June 30, 2004. At September 20, 2004, the balance has nearly doubled to $141,201. It appears that this provision is subject to estimation and inconsistent variability over time. Amend your filing to include a discussion of the method utilized in determining this liability in the Critical Accounting Policies section and/or the footnotes to the consolidated financial statements. Additionally, add disclosure that clarifies the nature of the liability and how these amounts arise in the normal course of business.

We advise Staff that this provision is for one old contract and is not an ongoing provision that is subject to estimation. In February 2000, the Company was awarded a contract by Science Applications International which was completed in 2000. In July 2001, the Company was notified by SAI that some of the items produced by the Company were rejected by SAI's customer. The Company agreed to replace the discrepant parts with acceptable parts. SAI was going to review this proposal with its customer, but no further communication has been made with SAI. The Company has recorded a liability in the amount of $76,670 which is its cost to replace the parts. Since the Company has not heard from SAI since 2001, the liability has been recorded as a long-term liability.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 10


The increase of $64,531 during the three months ended September 30, 2004 relates to an amount due Colonial Group. In 1998, the Company and Colonial Group entered into a consignment arrangement whereby the Company agreed to sell Colonial's inventory. The agreement was terminated in January 2003. Since the Company and Colonial have not come to a written proposal as to the repayment terms of this amount due Colonial, the Company has reclassified this liability as long-term during the quarter ended September 30, 2004.

Note 9, subsection "Other Long-Term Liabilities has been updated to more fully describe these long-term liabilities.

Year ended December 31, 2003 compared to December 31, 2002, page 23

24. We note the fourth paragraph of this section. Please explain what you mean by "the learning curve of job costing."

In response to Staff's comments, corresponding changes have been made in the Registration Statement. "The learning curve of job costing" has been eliminated and the response redrafted to better explain the fluctuation in general and administrative expenses from 2002 to 2003.

25. We note your discussion regarding the change in revenue and cost of sales for the year ended December 31, 2003 in relation to the prior year as being caused by obtaining new government contracts during 2003. Consistent with the guidance provided for in Financial Reporting Release 72 regarding disclosure of known trends, events, demands, commitments, and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance, expand your discussion on the reasons for the increase including noting whether the increase is due to an increase in the volume of contracts, the dollar amount of the contracts, and/or contract type, whether this is a trend that is expected to continue, or not and also how these changes are related to the changes in the unbilled accounts receivable account.

In response to Staff's comments, corresponding changes have been made in the Registration Statement.

26. Additionally, we note your discussion regarding the change in general and administrative expense for the year ended December 31, 2003 in relation to the prior year. You note that the decrease was due to reductions in factory expenses during 2003. Expand your discussion to explain the reasons for the reduction, whether the trend is expected to continue, and whether the new contracts obtained are expected to materially affect historic G&A expense levels.

In response to Staff's comments, corresponding changes have been made in the Registration Statement.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 11


27. Refer to your discussion of the significant decrease in gross margin for the six months ended June 30, 2004. To the extent practicable, please quantify each of the factors you list as contributing to this decrease. In addition, supplementally describe the reasons for the change in estimated profits on existing contracts and quantify that change. Explain how this occurrence is consistent with your representation (page F-13) that, during the six months ended June 30, 2004, there were no significant differences in your estimated profits on contracts as reported in prior year financial statements and the actual results.

In response to Staff's comments, corresponding changes have been made in the Registration Statement. The MD&A has been updated to include a discussion of the changes for the nine months ended September 30, 2004 compared to September 30, 2003. During these periods the gross margin only increased 0.01% from 23.2% to 23.3% and there was no significant change in the estimated profits on existing contracts.

28. Provide a similar discussion and quantification of the revised profit estimates that significantly increased your profit margin in the quarter ended September 30, 2004. We refer to the discussion on page 13 of your Form 10-QSB.

We supplementally advise Staff that the increase in the gross profit in the third quarter of 2004 is attributed to the reclassification of approximately $123,000 of costs for test stands from Job WIP to fixed asset because these test stands were built for multiple orders to be used over a 5-year period. During the third quarter of 2004, the Company determined that these test stands were built for multiple orders and that the costs associated with these test stands should not be charged to specific jobs, but should be capitalized and depreciated over their expected useful life.

Cost or profit margin on other jobs did not change significantly.

The Registration Statement has been updated to include MD&A for the nine-month period September 30, 2004 and 2003.

Six months ended June 30, 2004 compared to June 30, 2003, page 24

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 12


29. In the first paragraph of this section, you state that the increase in your revenues was due in part to "incurring additional costs on new and existing contracts." Please explain.

In response to Staff's comments, corresponding changes have been made in the Registration Statement. The MD&A has been updated to include a discussion of the changes for the nine months ended September 30, 2004 compared to September 30, 2003. During these periods there was no significant change in revenue.

Liquidity and Capital Resources, page 25

30. We note in your discussion that management believes that it will have sufficient cash to sustain operations for the next twelve months. We note that the Company has not generated positive cash flows from operations over the last two and a half years, other than for the year ended December 31, 2003. It appears that the operations of the Company has been funded through the use of financing purchase orders with a 3rd party lender, converting accounts payable to notes, and increasing the length of time that payables are relieved. Please expand your discussion in this area to include a discussion of the following:

      o Whether you expect the trend of financing operations in this manner is expected to continue.

      o Discuss the total amount of purchase orders that can be financed under the existing agreement with MFR Funding Group, Inc.

      o Discuss the conditions that led to the decision to convert payables to notes as well as the terms and conditions under which the notes must be re-paid and any limit on the amount of payables that can be converted in this manner.

      o Discuss whether the timing of unbilled receivables conversion to cash is expected to stay consistent with prior periods and whether all unbilled receivables should b classified as current assets.

      o How the Company concluded that it will have sufficient cash to fund operations for the next 12 months.

In response to Staff's comments, corresponding changes have been made in the Registration Statement.

Consulting Agreement, page 25

31.   Please file the agreement with GCH Capital.

We respectfully direct the Staff to our response to Comment Number 32, below.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 13


32. Disclose the amount of the promissory note to GCH. If they will be paid a transaction fee for transactions regardless [of] who finds them, please disclose.

In response to Staff's comments number 31 and 32, we advise Staff that the Company filed a Current Report on Form 8-K dated November 3, 2004 with the Commission on November 9, 2004. The 8K disclosed the terms of a General Release and Settlement Agreement with GCH. A copy of the Settlement Agreement was filed as an Exhibit to the Current Report but was not originally incorporated by reference as an Exhibit to the Registration Statement. As a result of the Settlement Agreement, the Consulting Agreement and the Promissory Note (as well as all other contracts and obligations in favor of GCH) were terminated.

We also note for Staff that the Settlement Agreement and cancellation of the obligations in favor or GCH is disclosed in the Registration Statement. The Settlement Agreement is now incorporated by reference as an Exhibit to the Registration Statement.

Repurchase Option Agreement, page 25

33. Please supplementally explain the circumstances surrounding the decision of October 15, 2004 to cancel certain agreements with GCH and its investors.

We advise the Staff on a supplemental basis that after we engaged GCH and its affiliates, we learned that other companies that GCH had funded had failed. We believed that this would weaken their ability to successful raise funds for our Company, or provide valuable advice to us. We also learned that one company with which GCH had a similar arrangement, had been de-listed from The Nasdaq Stock Maket under questionable circumstances. In addition, GCH and its affiliates expressed concerns about their ability to perform under our contracts with them, with respect to whether they would be required to register as a broker-dealers under Federal and applicable state securities laws. Accordingly, since we believed a continued relationship with GCH would not benefit our Company, our board of directors determined to end the relationship, cancel our agreements with GCH and seek the assistance of other fund-raising entities.

34. Please confirm, if true, that the private placement conducted in connection with the repurchase option agreement was completely terminated prior to registration.

We confirm for the Staff that there was no private placement conducted in connection with the repurchase option agreement. As noted in our responses to Comments 31, 32 and 33 above, the entirety of the GCH agreements were terminated pursuant to the Settlement Agreement, described above. In addition, no funds were raised, and no securities of the Company were issued pursuant to any fundraising transactions organized by GCH. No such transactions generated by GCH occurred prior to the Settlement Agreement.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 14


Cash on Hand, page 26

35. Revise to discuss liquidity on a long term, that is, greater than one year, basis as well as on a short term basis.

In response to Staff's comments, corresponding changes have been made in the Registration Statement.

Changes in and disagreements with accountants on accounting and financial disclosure, page 27

36. We note your representations in the third and last paragraph of this section regarding the engagement of new accountants. Please revise this section to include the representations required by Item 304 with respect to each resignation or dismissal of your accountants.

In response to Staff comments corresponding changes have been made to the Registration Statement with respect to our dismissal of Stonefield Josephson, Inc. We respectfully direct Staff to our Current Report on Form 8-K/A dated October 22, 2004 and filed on November 12, 2004 and Exhibit 16.1 thereto.

Legal Proceedings, page 28

37. Please consider including in this section your current dispute with Triumph and any similar disputes that are currently known.

In response to Staff comments, and in light of the Current Report on Form 8K dated December 7, 2004, and filed with the Commission on December 9, 2004, we have updated the information set forth under "Legal Proceedings" and the newly added "Recent Developments" section. These sections have been further updated to reflect current information regarding that dispute. We advise that the Company is not a party to any other disputes.

Security ownership of certain beneficial owners and management, page 28

38. Please revise the notes to the table to disclose the individuals possessing voting and investment control for the Absolute Return Europe Fund and the European Catalyst Fund, if known.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 15


In response to Staff comments, we have made corresponding revisions to the disclosure in the table concerning the voting and investment control of Absolute Return Europe Fund and European Catalyst Fund to the extent we have obtained such information. As noted above, the selling shareholders completed our form Selling Shareholder Questionnaire in connection with the Registration Statement that indicates the natural person who exercises voting and investment control over the entity. The Questionnaire does not solicit any further information concerning control of the entities.

Description of Securities, page 29

39.   Please include a discussion of the warrant.

In response to Staff Comments, the corresponding changes have been made to the Registration Statement.

Note 1 Organization and Significant Accounting Policies

Income Taxes, page F-9

40. We see that you converted to a C corporation as a result of the transaction with Bikini. Undistributed earnings of Sub-S registrants and partnerships should be reclassified to paid-in capital as of the date of conversion. Please refer, by analogy, to SAB Topic 4-B and revise your financial statements accordingly.

In response to Staff's comments, corresponding changes have been made in the Registration Statement. The financial statements have been updated to reflect the undistributed earnings of the Hill Aerospace & Defense, LLC and Logistical Support LLC prior to the conversion to a C corporation as additional paid in capital.

Notes to the Consolidated Financial Statements Note 2 Other Receivable, page
F-12

41. We note that the receivable is payable in monthly installments of $1,000 with the balance being due on July 15, 2006. Therefore, it appears that only $12,000 of this receivable should be classified as current at December 31, 2003 and June 30, 2004. Please reclassify the appropriate portions of this receivable to non-current assets.

In response to Staff's comments, corresponding changes have been made in the Registration Statement. The financial statements have been updated to reclass the receivable into its current and long-term portions.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 16


Note 9 Commitments and Contingencies, page F-15

42. Under the Guarantee subheading, we note your disclosure that the Company is one of six guarantors of certain debt of an affiliated company at December 31, 2003 and June 30, 2004. Please amend your filing to include disclosures regarding the following, in accordance with FIN 45, paragraph 13:

      o The nature of the debt, how and when the guaranty arose, and the events and circumstances that would require the Company to perform under the guarantee (paragraph 13a)

      o The maximum potential amount of future payments (undiscounted) the Company could be required to make under the guaranty. If the terms of the agreement provide for no limitation, that should be disclosed. If management is unable to develop an estimate of the maximum potential amount of future payments, the Company should disclose the reasons why it cannot estimate the maximum potential amount (paragraph 13b).

      o The nature of any recourse provisions that would enable the Company to recover from 3rd parties any of the amounts paid under the guaranty and any assets held either as collateral or by 3rd parties that the Company can obtain and liquidate to recover all or a portion of the amounts paid under the guarantee (paragraph 13d)

The footnote on the Guaranty has been updated to disclose the information required by FIN 45, paragraph 13.

Note 9 Commitments and Contingencies, pages F-14 - F-16

43. Refer to the subheading "Other Long-Term Liabilities" on page F-15. Supplementally tell us when this balance was recorded, how the amount was determined, and how and when you expect to settle or resolve it. In addition, supplementally describe the nature and computation of the significant increase in this balance at September 30, 2004. We may have additional comments upon review of your response.

We respectfully direct Staff to our response to Comment No. 23 above.

Note 10 Subsequent Events, pages F-16 and F-17

44. Refer to the acquisition consulting agreement with GCH. What does the "success fee" represent and how is it computed? Did you issue a non-recourse promissory note to GCH and, if so, on what date did you issue it? What does the $20,000 "expense deferral fee" represent and how and when was it paid? How were these transactions impacted by the October 2004 settlement agreement? Please advise, supplementally. We may have further comments upon review of your response.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 17


We respectfully direct the Staff to Comment Numbers 31, 32, 33 and 34 above, and our responses thereto. The Acquisition Consulting Agreement with GCH was terminated pursuant to the Settlement Agreement discussed above. Accordingly, the Company is no longer obligated to issue a "success fee" or make any other payments of any kind to GCH under the Consulting Agreement or otherwise. The footnote has been re-drafted to clearly state that the $300,000 success fee is contingent and only payable upon GCH successfully helping the Company raise at least $300,000 from the sales of its equity securities. This amount has not been recorded as a liability in the financial statements. The $20,000 expense deferral fee is an out of pocket expense referral fee that the Company agreed to pay GCH. This amount is presently shown as an accrued liability on the September 30, 2004 balance sheet. The $300,000 contingent note and the $20,000 deferral fee were all terminated as a result of the October 2004 settlement agreement.

45. Refer to the October 1, 2004 financing transaction described on page F-17. Please expand your disclosures to clearly indicate how the common shares and warrants issued to HWM and to your legal counsel were valued. Quantify the net proceeds you will receive.

The disclosure concerning the October 1, 2004 financing has been updated to address Staff's comment.

Other

46.   Please update your document to comply with the requirements of Rule 3-10
      (g) of Regulation S-B.

In response to Staff comments, the Registration Statement and financial statements have been updated to comply with the requirements of Rule 3-10(g) of Regulation S-B with respect to the period ended September 30, 2004.

47.   Please include an updated consent in any amendment to the filing.

The required consent has been included in the Amendment No. 1 to the Registration Statement.

Office of Corporate Finance
Securities and Exchange Commission
Attn: Mr. Max A. Webb and Mr. Daniel Morris
January 7, 2005
Page 18


         We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                                        Very Truly Yours,


                                        By:/s/ Jennifer A. Post
                                           -------------------------------------
                                           Jennifer A. Post, Esq., for
                                           Richardson & Patel LLP

Cc: Mr. Bruce Littell (by overnight delivery; with enclosure)

Enclosure